

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

April 15, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on April 11, 2019, The Nasdaq Stock Market (the "Exchange") received from Brainsway Ltd. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing two (2) Ordinary Shares, par value NIS 0.04 per share

Ordinary Shares, par value NIS 0.04 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery